Filed Pursuant to Rule 424(b)(3)

File No. 333-125546

SUPPLEMENT NO. 19 DATED JUNE 5, 2007

TO PROSPECTUS DATED MARCH 3, 2006

APPLE REIT SEVEN, INC.

The following information supplements the prospectus of Apple REIT Seven, Inc. dated March 3, 2006 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 7 (which is cumulative and replaces all prior Supplements), Supplement No. 17 (which replaces all prior Supplements other than Supplement No. 7), Supplement No. 18 and this Supplement No. 19.

TABLE OF CONTENTS

Status of the Offering	S – 3
Recent Developments	S – 3
Management	S – 4
Acquisition and Related Matters	S – 5
Summary of Contracts	S – 5
Additional Property	S – 7

The prospectus, and each supplement, contains forward-looking statements. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “TownePlace Suites,” “SpringHill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Seven, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Seven, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Seven, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn & Suites,” “Homewood Suites,” and “Hilton Garden Inn” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” mean Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Seven, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Seven, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Seven, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on March 15, 2006. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of May 22, 2007, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	51,280,288	564,083,166	507,674,850

Total	56,042,193	$614,083,166	$552,674,850

RECENT DEVELOPMENTS

Recent Purchase

On June 1, 2007, one of our wholly-owned subsidiaries closed on the purchase of the entity that holds a hotel in Vancouver, Washington for a gross purchase price of $15,987,973. Further information about this hotel, which contains 119 guest rooms, is provided in other sections below.

Source of Payments

Our recent purchase, which resulted in our ownership of one additional hotel, was funded by the proceeds from our ongoing offering of units. We also used such proceeds to pay $319,759, representing 2% of the gross purchase price for our recent purchase, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

Management

Our Board of Directors has been expanded to include two additional directors, Lisa B. Kern and Bruce H. Matson. Further information about these directors appears in another section below.

As a result of our recent purchase, we currently own a total of 32 hotels, which are located in the states indicated in the map below:

MANAGEMENT

Effective May 31, 2007, in accordance with our bylaws, the Board of Directors voted to increase the size of the Board of Directors from three members to five members, and elected Lisa B. Kern and Bruce H. Matson to serve as directors to fill the two vacancies thereby created. Ms. Kern and Mr. Matson will each serve as a director until our Annual Meeting of Shareholders in 2008. Ms. Kern will serve on the Audit Committee of the Board. Mr. Matson will serve on the Executive Committee and Compensation Committee of the Board. The following provides additional information on Ms. Kern and Mr. Matson.

Ms. Kern, 46, is a First Vice President of Investments of Davenport & Co., LLC, an investment brokerage firm in Richmond, Virginia. From 1994 to 1996, Ms. Kern was with Kanawha Capital Management as a Vice President Portfolio Manager. In addition, Ms. Kern was with Crestar Bank (now SunTrust Bank) from 1989 to 1993. She is also a director of Apple Hospitality Five, Inc. and Apple REIT Six, Inc.

Mr. Matson, 49, is a Vice President and Director of the law firm of LeClair Ryan, a Professional Corporation, in Richmond, Virginia. Mr. Matson joined LeClair Ryan in 1994 and has practiced law since 1983. He is also a director of Apple Hospitality Five, Inc. and Apple REIT Six, Inc.

These two directors (like the other non-employee directors of the Company) will participate in the Company’s Non-Employee Directors Stock Option Plan. Under that Plan, Ms. Kern and Mr. Matson each received, on May 31, 2007, options to purchase 5,500 units at an exercise price of $11.00 per unit. Each unit consists of one Common Share and one Series A Preferred Share.

ACQUISITION AND RELATED MATTERS

Acquisition

Our recently purchased hotel has been leased to one of our wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the lessee will be referred to below as the “lessee.”

The hotel is managed under a separate management agreement between the lessee and the manager. For simplicity, the manager will be referred to below as the “manager.”

The hotel lease agreement and the management agreement are among the contracts described in the next section. The table below specifies the franchise, hotel owner, lessee and manager for our recently purchased hotel:

Hotel	Franchise (a)	Hotel Owner/Lessor	Lessee	Manager

Vancouver, Washington	SpringHill Suites	SHS Vancouver, LLC	Apple Seven Hospitality Management, Inc.	Inn Ventures, Inc. (b)

Notes for Table:

(a)	All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.
(b)	This hotel was purchased from an affiliate of the indicated manager.

We have no material relationship or affiliation with the seller or the manager, except for the relationship resulting from our purchase, our management agreements for the hotels we own, and any related documents.

SUMMARY OF CONTRACTS

Hotel Lease Agreement

Our recently purchased hotel is covered by a separate hotel lease agreement between the owner (one of our wholly-owned subsidiaries) and the lessee (another one of our wholly-owned subsidiaries, as specified in the previous section). The lease provides for an initial term of 10 years. The lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

The lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Shown below is the annual base rent and the lease commencement date for our recently purchased hotel:

Hotel	Franchise	Annual Base Rent	Date of Lease Commencement
Vancouver, Washington	SpringHill Suites	$1,374,695	June 1, 2007

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreement

Our recently purchased hotel is being managed by the manager under a separate management agreement between the manager and the lessee (which is one of our wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotel and for collecting revenues for the benefit of the lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotel and the market in which it operates.

Franchise Agreement

Our recently purchased hotel is covered by a relicensing franchise agreement between the lessee (as specified in a previous section) and Marriott International, Inc. or an affiliate, as the franchisor. The relicensing franchise agreement provides for the payment of royalty fees and marketing contributions to the franchisor. A percentage of gross room revenues is used to determine these payments. In addition, we have caused Apple Seven Hospitality, Inc. or another one of our subsidiaries to provide a separate guaranty of the payment and performance of the lessee under the relicensing franchise agreement.

The fees and other terms of this agreement are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotel and the market in which it operates. This agreement may be terminated for various reasons, including failure by the lessee to operate in accordance with the standards, procedures and requirements established by the franchisor.

Owner Agreement

In addition to the relicensing franchise agreement, there is a separate owner agreement between the franchisor, owner and lessee. The owner agreement generally provides that the owner (our wholly-owned subsidiary) will (a) be bound by certain restrictions in the relicensing franchise agreement for the hotel; and (b) perform the obligations of the lessee (which is another one of our wholly-owned subsidiaries) in the event of its default under such agreement.

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ADDITIONAL PROPERTY

Our recently purchased hotel offers guest rooms and suites, together with related amenities, that are consistent with its operations. The hotel is located in a developed area and in a competitive market. We believe the hotel is well-positioned to compete in its market based on location, amenities, rate structure and franchise affiliation. In the opinion of management, the hotel is adequately covered by insurance. The following tables present further information about our recently purchased hotel:

Table 1. General Information

Hotel	Franchise	Number of Rooms/Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/Suite (a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)
Vancouver, Washington	SpringHill Suites	119	$15,987,973	$149-159	$14,474,600

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate, frequent and other select customers.
(b)	The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the hotel’s personal property component.

The recently purchased hotel resulted from new construction. Accordingly, no operating data (such as occupancy percentage and revenue per suite) is available.

Table 2. Tax and Related Information

Hotel	Franchise	Tax Year (a)	Real Property Tax Rate (b)	Real Property Tax (c)
Vancouver, Washington	SpringHill Suites	2007	1.0702%	$14,812

Notes for Table 2:

(a)	Represents calendar year, unless otherwise indicated.
(b)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).
(c)	The hotel was under construction during the specified tax year, and the real property tax shown is not necessarily indicative of property taxes expected for the hotel in the future.